Sub-item 77H: Changes in control of registrant

On November 30, 2001, Fortis Tax-Free Minnesota Portfolio and Fortis Tax-Free National Portfolio, each a series of the registrant, were redomesticated as series of a new Maryland corporation, Hartford-Fortis Series Fund, Inc.